SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 June 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 09 June 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's Department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN

9 June, 2009

Lloyds Banking Group plc (the "Company")
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On
8
 June, 2009, u
nder the Placing and Compensatory Open Offer announced by Lloyds Banking Group plc on 20 May
,
 2009,
ordinary
s
hares
of 25p each at
38.43p
 per share
in Lloyds Banking Group plc
were allotted to
the
persons' discharging managerial responsibilities
 and their connected persons as shown below
:

Name of individual	Number of shares
Dr. W.C.G. Berndt	155,319
Sir Victor Blank	275,190
Lady Blank	889
Mr. J.E. Daniels	419,592
Ms J. Dawson	100,110
Mr. P.N. Green	4,567
Mr. A.G. Kane	188,738
Mrs. D.M. Kane	11,719
Sir Julian Horn-Smith	4,567
Lord Leitch	9,136
Sir David Manning	4,111
Ms C. McCall	3,106
Ms A.S. Risley	10,587
Mr T.T. Ryan	12,426
Mr. M.A. Scicluna	9,136
Mr. M.W Scicluna	72
Ms C.F. Sergeant	31,713
Mr. G.T. Tate	86,665
Mr. T.J.W. Tookey	16,162
Mr. A. Watson	7,541
Mrs. J. Watson	869
Mrs. H.A. Weir	69,913

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar
, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  09 June 2009